UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: June 10, 2021

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Meeting Voting Results

On June 10, 2021, Fly Leasing Limited (the “Company”) held a special general meeting (the “Special Meeting”) for shareholders to consider and vote on the proposals in the Company’s proxy statement filed with the U.S. Securities and Exchange Commission on May 10, 2021 (the “Proxy Statement”).  The Proxy Statement was filed in connection with the previously announced Agreement and Plan of Merger, dated as of March 27, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), and Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger and a wholly-owned, direct subsidiary of Parent.

As of the close of business on May 3, 2021, the record date for the Special Meeting, there were 30,481,069 common shares, par value $0.001 per share, of the Company (“Shares”) issued and entitled to vote at the Special Meeting and 100 shares, par value $0.001 per share, authorized pursuant to Section 4.1(b) of the Company’s bye-laws (the “Manager Shares”) entitled to vote on the Merger Proposal (as defined below) at the Special Meeting.

At the Special Meeting, at least two people were present in person at the start of the Special Meeting and representing in person or by proxy a total of 19,594,861 Shares and all the Manager Shares, representing approximately 64.3% of the Shares issued and entitled to vote, constituting a quorum to conduct business.

At the Special Meeting, the Company’s shareholders considered and voted upon the proposals described below, each of which is further described in the Proxy Statement. The final voting results for each proposal are set forth below.

Proposal One. The Company’s shareholders approved the amendment of bye-law 73 of the existing bye-laws of the Company (the “Bye-Law Proposal”) with the following votes:

Votes in Favor	Votes Against	Abstentions
19,567,990	18,906	7,965

Proposal Two. The Company’s shareholders approved the Merger, the Merger Agreement, the statutory merger agreement contemplated by the Merger Agreement (the “Statutory Merger Agreement”), and the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement (collectively, the “Merger Proposal”) with the following votes:

Votes in Favor	Votes Against	Abstentions
19,568,427	18,763	7,671

In addition, all the Manager Shares voted for the Merger Proposal.

Proposal Three. Because there were sufficient votes at the Special Meeting to approve the Bye-Law Proposal and the Merger Proposal, the Company’s shareholders were not asked to vote at the Special Meeting with respect to the adjournment or postponement of the Special Meeting to solicit additional proxies (the “Adjournment Proposal”).

The approval of the Bye-Law Proposal and the Merger Proposal by the Company’s shareholders satisfies one of the conditions to the closing of the Merger contemplated by the Merger Agreement, which remains subject to other customary closing conditions.

Bye-Law Amendment

Upon shareholder approval of the Bye-Law Proposal, bye-law 73 of the existing bye-laws of the Company was amended to provide that the words “or merger” be inserted immediately following each occurrence of the word “amalgamation.” A copy of the bye-laws of the Company, as amended on June 10, 2021, is attached hereto as Exhibit 1.2.

Press Release

On June 10, 2021, the Company issued a press release announcing shareholder approval of the Merger. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Exhibit	Title
1.2	Bye-laws of Fly Leasing Limited, as amended on June 10, 2021.
99.1	Press release of Fly Leasing Limited, dated June 10, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	June 10, 2021	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director